Exhibit 99.5

WESTERN WIND ENERGY CORP.

1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 24, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 36,703,251

WESTERN WIND ENERGY CORP. ANNOUNCES A 20% INCREASE IN REVENUES FOR THE YEAR ENDED DECEMBER 31, 2008

2008 Results and Recent Developments

FINANCIAL RESULTS

2008 Results

Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce a 20% increase in revenues to $5,116,652 compared to $4,264,759 for the eleven months ended December 31, 2007. Net loss was $2,269,275 and net loss from continuing operations was $4,993,322 for the year, seven cents ($0.07) per share and fifteen cents ($0.15) per share respectively, compared to a net loss of $2,584,577 and a loss from continuing operations of $2,819,232, ten cents ($0.10) per share and eleven cents ($0.11) per share, respectively for the eleven months ended December 31, 2007.

For the three months ended December 31, 2008 revenues were up 144% to $687,666 from $282,053 for the two months ended December 31, 2007. The prior year comparable was two months due to the change of year end from January 31 to December 31. Net loss for Q4 in 2008 was $2,251,641, seven cents ($0.07) per share compared to a loss of $926,017, three cents ($0.03) per share for the two months ended December 31, 2007. Loss from continuing operations for the three months ended December 31, 2008 was $2,127,812, seven cents ($0.07) per share compared to a loss of $1,165,855 for the two months ended December 31, 2007.

The Company’s financial position as at December 31, 2008 was significantly stronger than the prior year as cash increased from $449,493 at December 31, 2007 to $1,817,371 at December 31, 2008. Working capital improved from a deficiency of $15,419,200 last year to a positive working capital of $1,388,165 at December 31, 2008 and shareholders’ equity jumped from $2.8 million to $22.4 million. The financial position improved primarily as a result of an $18 million private placement that closed in June 2008 and the repayment of the Mesa Acquisition Loan for approximately $12.4 million owed to Pacific Hydro.

WINDSTAR DEVELOPMENT

The U.S. Congress recently passed the American Recovery and Reinvestment Act of 2009, which extends the US$21/Mwh production tax credits through 2012 and provides an option to elect a 30% investment tax credit or an equivalent cash grant from the US Department of Energy. This is expected to have a positive impact for US renewable energy projects. Under this new operating landscape, Western Wind has seen an increase in the number of parties that have expressed an interest in financing Windstar and further time will be needed to evaluate and negotiate these new proposals.

The information in this news release should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, and the Management Discussion and Analysis for the year ended December 31, 2008. The financial statements and MD&A will be available at the Company’s website at www.westernwindenergy.com and at www.sedar.com.

Western Wind is in the business of acquiring land sites, capital and technology for the production of electricity from renewable sources. Western Wind conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
“Jeff Ciachurski”
Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. Certain statements included herein are "forward-looking statements" as defined by securities regulatory authorities and legislation in Canada and the United States. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company on SEDAR and with the Securities and Exchange Commission.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.